BD

SECURITIES AND EXCHANGE COMMISSION

02021291

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 28 2002

SEC FILE NUMBER
~~8-50387~~ 8-53087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/05/2000 (Inception) AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
New Investor World Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Quorum Drive, Suite 155
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Grace Barnard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **New Investor World Incorporated**, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Grace Barnard
Signature

President
Title

Sarah C. Richard
Notary Public

SARAH C. RICHARD
Notary Public, State of Texas
My Commission Expires 09-30-05

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW INVESTOR WORLD INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
New Investor World Incorporated

We have audited the accompanying statement of financial condition of New Investor World Incorporated formerly New World Securities Incorporated as of December 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the period September 5, 2000 (Inception) to December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Investor World Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred substantial losses, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 11, 2002

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

NEW INVESTOR WORLD INCORPORATED
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 8,789
Commissions receivable	2,702
Equipment, net of accumulated depreciation of $968	3,870
Lease deposit	1,547
TOTAL ASSETS	$ 16,908

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to Parent	$ 3,226

Stockholder's Equity

Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	131,655
Accumulated deficit	(118,973)
TOTAL STOCKHOLDER'S EQUITY	13,682
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,908

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Statement of Income
For the Period from September 5, 2000 (Inception) to December 31, 2001

Revenue	
Securities commissions	$ 2,708
Expenses	
Communications	10,625
Occupancy and equipment costs	15,540
Regulatory fees and expenses	3,951
Professional fees	30,049
Travel, meals and entertainment	56,919
Other expenses	4,597
TOTAL EXPENSES	121,681
NET LOSS	$ (118,973)

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Statement of Changes in Stockholder's Equity
For the Period from September 5, 2000 (Inception) to December 31, 2001

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 5, 2000	-	$ -	$ -	$ -	$ -
Issuance of common shares	10,000	1,000	-	-	1,000
Additional capital contributed	-	-	131,655	-	131,655
Net loss for the sixteen months ended December 31, 2001	-	-	-	(118,973)	(118,973)
Balances at December 31, 2001	10,000	$ 1,000	$131,655	$(118,973)	$ 13,682

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Statement of Cash Flows
For the Period from September 5, 2000 (Inception) to December 31, 2001

Cash flows from operating activities:	
Net loss	$ (118,973)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	968
Change in assets and liabilities:	
Increase in commissions receivable	(2,702)
Increase in lease deposit	(1,547)
Increase in Payable to Parent	3,226
Net cash used in operating activities	(119,028)
Cash flows from investing activities:	
Purchase of property and equipment	(4,838)
Cash flows from financing activities:	
Issuance of common shares	1,000
Additonal capital contributed	131,655
Net cash provided by financing activities	132,655
Net increase in cash	8,789
Cash at beginning of period	-
Cash at end of period	$ 8,789

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for:	
Interest	$ 22
Income taxes	$ -

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Investor World Incorporated formerly New World Securities Incorporated (the Company) was organized on September 5, 2000 as a Texas corporation. The Company is a wholly owned subsidiary of NIW Holdings, Inc. (Parent). The Company' registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective in January 2001 and the Company's membership in the National Association of Securities Dealers, Inc. (NASD) was granted in September 2001. The Company markets wholesale insurance products to other broker/dealers using various strategies. The Company's customers are broker/dealers located throughout the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company limit its business to the distribution of mutual funds and/or variable life insurance or annuities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five years.

Security Transactions

Security transactions and related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $8,265 and $5,000, respectively. The Company's net capital ratio was .39 to 1.

Note 3 - Income Taxes

Under the cash basis method of accounting, the Company has a net operating loss carry forward of approximately $114,000, which begins expiring in 2020. The net operating loss carry forward creates a deferred tax asset of approximately $17,000; however, the entire amount has been offset by valuation allowance.

Note 4 - Commitments and Contingencies

Lease Commitments

The Company leases office space under a noncancellable operating lease. Future minimum lease payments due for each of the years ending December 31 are as follows:

2002	$ 18,568
2003	4,642
	$ 23,210

Office rent expense for the period was $12,365 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Litigation

The Company has been named as a defendant in a lawsuit brought by a former associate of the Company alleging breach of a confidentiality and proprietary information agreement. The lawsuit is currently pending in the United States District Court for the Northern District of Illinois, Eastern Division. The former associate seeks damages of indeterminate amounts. While the outcome of this pending litigation cannot be predicted with certainty, management, having reviewed this action with its outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency.

Note 5 - Related Party Transactions

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company has amounts payable to the Parent totaling $3,226 at December 31, 2001.

The Parent paid legal expenses totaling $11,897 during the period on behalf of the Company.

Note 6 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable period of time. The accompanying financial statements reflect a net loss for the period of approximately $120,000 and the Company is continuing to incur losses in the period subsequent to December 31, 2001.

Schedule I

NEW INVESTOR WORLD INCORPORATED
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's equity qualified for net capital	$ 13,682
Deductions and/or charges	
Non-allowable assets:	
Equipment, net	3,870
Lease deposit	1,547
Total deductions and/or charges	5,417
Net Capital	$ 8,265
Aggregate indebtedness	
Payable to Parent	$ 3,226
Total aggregate indebtedness	$ 3,226
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 3,265
Ratio of aggregate indebtedness to net capital	.39 to 1

Schedule II

NEW INVESTOR WORLD INCORPORATED
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2001

Net capital as reported by Registrant in Part IIA of Form X-17a-5		
as of December 31, 2001 (unaudited)		8,789
Audit adjustments:		
Increase in commissions receivable		2,702
Increase in payable to Parent		(3,226)
Net capital as computed on Schedule I	$	8,265

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
New Investor World Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of New Investor World Incorporated (the Company) for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 11, 2002